UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company)

ZOLL MEDICAL CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Richard A. Packer

Chief Executive Officer

ZOLL Medical Corporation

269 Mill Road

Chelmsford, Massachusetts 01824

(978) 421-9655

With copies to:

Raymond C. Zemlin

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 26, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by ZOLL Medical Corporation, a Massachusetts corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 (the “Shares”), of the Company at a price of $93.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2012 (as amended or supplemented from time to time the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately preceding the heading “Cautionary Statement Regarding Forward-Looking Statements”:

“Expiration of the Offer and Commencement of a Subsequent Offering Period

The Offer expired at 12:00 Midnight, New York City time, at the end of Friday, April 20, 2012 (the “Expiration Time”). The Depositary for the Offer has advised Parent and Merger Sub that, as of such time, an aggregate of approximately 20,916,921 Shares were tendered into, and not withdrawn from, the Offer (including 3,088,887 Shares tendered by notices of guaranteed delivery) representing approximately 93.82% of the outstanding Shares and approximately 86.08% of the outstanding Shares calculated on a fully diluted basis. Excluding shares tendered by notices of guaranteed delivery, the validly tendered Shares represent approximately 79.97% of the outstanding Shares and approximately 73.37% of the outstanding Shares calculated on a fully diluted basis. Merger Sub has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

Parent further announced that it is commencing a subsequent offering period for three (3) business days, which will expire at 12:00 Midnight, New York City time, at the end of Wednesday, April 25, 2012. The purpose of this subsequent offering period is to enable the Company shareholders who have not previously tendered their Shares in the Offer to do so and promptly receive the same $93.00 per Share that was paid during the initial offering period. During the subsequent offering period, tendering shareholders will not have withdrawal rights.

Section 11.05 of the MBCA provides that, if a Massachusetts corporation owns at least 90% of the voting power of each class and series of the outstanding shares of a subsidiary corporation that have voting power, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, without any approval on the part of the board of directors or the shareholders of such subsidiary corporation (a “short-form merger”).

If, following expiration of the subsequent offering period, Merger Sub owns more than 90% of the issued and outstanding Shares, Parent will effect a short-form merger of Merger Sub into the Company in accordance with Section 11.05 of the MBCA as soon as reasonably practicable and, thereafter, the Company will be an indirect wholly-owned subsidiary of Parent.

The Company has granted Merger Sub an irrevocable option (the “top-up option”), exercisable within one (1) business day following the expiration of a subsequent offering period, to purchase from the Company the number of Shares necessary for Merger Sub to complete a short-form merger with the Company. Merger Sub plans to exercise the top-up option in accordance with the Merger Agreement if, following expiration of the subsequent offering period, Merger Sub owns more than approximately 82.9% but less than 90% of the issued and outstanding Shares.

Upon completion of the short-form merger, each outstanding Share that was not acquired by Merger Sub in the Offer, other than Shares owned by Parent, Merger Sub, the Company, or any direct or indirect subsidiary of Parent or the Company or held by shareholders who properly exercise appraisal rights, if any, available under Massachusetts law, will be canceled and converted into the right to receive $93.00 per Share, without interest and less any required withholding taxes. This is the same price per Share paid in the Offer.

Upon completion of the merger, the Company will become a wholly-owned subsidiary within the Parent Group, managed by the current Company management team and with all current business units and operations remaining intact. The Company will also be delisted from the NASDAQ stock exchange at that time, if not sooner.

The full text of the press releases issued by Parent in Japan and the United States on April 23, 2012 in connection with the expiration of the Offer is filed as Exhibits (a)(12) and (a)(13) hereto and is incorporated herein by reference.

ITEM 9.	EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.

(a)(12)	Press Release issued by Parent, dated April 23, 2012 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 5 to the Tender Offer Statement on Schedule TO filed by Asahi Kasei Corporation and Asclepius Subsidiary Corporation on April 23, 2012 (the “Schedule TO”))	Schedule TO	4/23/12	(a)(5)(F)

(a)(13)	English translation of Japanese Press Release issued by Parent, dated April 23, 2012 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO)	Schedule TO	4/23/12	(a)(5)(G)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZOLL MEDICAL CORPORATION
Dated: April 23, 2012
	By:	/s/ Richard A. Packer
	Name:	Richard A. Packer
	Title:	Chief Executive Officer